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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       Innovative Card Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45773R100
                                 (CUSIP Number)

                                January 24, 2008
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

   CUSIP No. 45773R100
--------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Prosodie S.A.
--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
       3       SEC USE ONLY
--------------------------------------------------------------------------------
       4       CITIZENSHIP OR PLACE OF ORGANIZATION
               France
--------------------------------------------------------------------------------
                                       5      SOLE VOTING POWER
              NUMBER                                                           0
                OF               -----------------------------------------------
              SHARES                   6      SHARED VOTING POWER
           BENEFICIALLY                                             3,510,256(1)
             OWNED BY            -----------------------------------------------
               EACH                    7      SOLE DISPOSITIVE POWER
             REPORTING                                                         0
            PERSON WITH          -----------------------------------------------
                                       8      SHARED DISPOSITIVE POWER
                                                                       3,510,256
--------------------------------------------------------------------------------
       9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       3,510,256
--------------------------------------------------------------------------------
      10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES                                                        |-|
--------------------------------------------------------------------------------
      11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                        12.3%(2)
--------------------------------------------------------------------------------
      12       TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

      (1) Consists solely of 3,510,256 shares of common stock issued in the name of nCryptone S.A., a wholly-owned subsidiary of the reporting person.

      (2) Based on 28,433,116 shares of common stock reported as outstanding in the issuer's Form 10-QSB filed with the United States Securities and Exchange Commission (the "SEC") on November 19, 2007.


                               (Page 2 of 8 Pages)

   CUSIP No. 45773R100
--------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               nCryptone S.A.
--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
       3       SEC USE ONLY
--------------------------------------------------------------------------------
       4       CITIZENSHIP OR PLACE OF ORGANIZATION
               France
--------------------------------------------------------------------------------
                                       5      SOLE VOTING POWER
              NUMBER                                                           0
                OF               -----------------------------------------------
              SHARES                   6      SHARED VOTING POWER
           BENEFICIALLY                                             3,510,256(3)
             OWNED BY            -----------------------------------------------
               EACH                    7      SOLE DISPOSITIVE POWER
             REPORTING                                                         0
            PERSON WITH          -----------------------------------------------
                                       8      SHARED DISPOSITIVE POWER
                                                                       3,510,256
--------------------------------------------------------------------------------
       9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       3,510,256
--------------------------------------------------------------------------------
      10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES                                                        |-|
--------------------------------------------------------------------------------
      11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                        12.3%(4)
--------------------------------------------------------------------------------
      12       TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

      (3) Consists solely of 3,510,256 shares of common stock issued in the name of the reporting person.

      (4) Based on 28,433,116 shares of common stock reported as outstanding in the issuer's Form 10-QSB filed with the SEC on November 19, 2007.


                               (Page 3 of 8 Pages)

   CUSIP No. 45773R100
Item 1.

    (a) Name of Issuer
           Innovative Card Technologies, Inc.

    (b) Address of Issuer's Principal Executive Offices
           1880 Wilshire Boulevard, Ste. 950
           Los Angeles, California 90024
           United States of America

Item 2.

    (a) Name of Person Filing
           The name of the persons filing this statement (the "Reporting Persons") are as follows:

           Prosodie S.A.
           nCryptone S.A.

    (b) Address of Principal Business Office or, if one, Residence

           Prosodie S.A.
           150, rue Gallieni
           92100 Boulogne Cedex
           France

           nCryptone S.A.
           150, rue Gallieni
           92641 Boulogne Cedex
           France

    (c) Citizenship
           Each of Prosodie S.A. and nCryptone S.A. is a corporation organized under the laws of France.

    (d) Title of Class of Securities
           Common Stock

    (e) CUSIP Number
           45773R100

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           Not applicable.

 Item 4. Ownership.

           nCryptone S.A. is the record holder of 3,510,256 shares of common stock of the issuer. These shares were acquired by nCryptone S.A. in connection with an acquisition by the issuer of certain assets of nCryptone on June 28, 2006, as further reported by the issuer on Form 8-K filed with the SEC on July 5, 2006. Prosodie S.A. is the sole shareholder of nCryptone S.A. and may, for purposes of Rule 13d-3 of the Exchange Act be deemed to control the voting and disposition of the shares of the issuer held by nCryptone S.A.

           Set forth below is the information regarding the aggregate number and percentage of shares of the issuer's common stock that each Reporting Person may be deemed to beneficially own for purposes of Rule 13d-3 of the Exchange Act:

                               (Page 4 of 8 Pages)

   CUSIP No. 45773R100

           Prosodie S.A.:

            (a)  Amount beneficially owned:
                 3,510,256 shares of common stock

            (b)  Percent of class:
                 12.3%. This percentage is based on 28,433,116 shares of common stock reported as outstanding in the issuer's Form 10-QSB filed with the SEC on November 19, 2007

            (c)  Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote
                       0 shares.

                 (ii)  Shared power to vote or to direct the vote
                       3,510,256 shares of common stock

                 (iii) Sole power to dispose or to direct the disposition of
                       0 shares.

                 (iv)  Shared power to dispose or to direct the disposition of

                       3,510,256 shares of common stock

           nCryptone S.A.:

            (a)  Amount beneficially owned:
                 3,510,256 shares of common stock

            (b)  Percent of class:
                 12.3%. This percentage is based on 28,433,116 shares of common stock reported as outstanding in the issuer's Form 10-QSB filed with the SEC on November 19, 2007

            (c)  Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote
                       0 shares.

                 (ii)  Shared power to vote or to direct the vote
                       3,510,256 shares of common stock

                 (iii) Sole power to dispose or to direct the disposition of
                       0 shares.

                 (iv) Shared power to dispose or to direct the disposition of 3,510,256 shares of common stock


Item 5. Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

                               (Page 5 of 8 Pages)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        Each of the undersigned signatories certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                               (Page 6 of 8 Pages)

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: Jan 25, 2008                    PROSODIE S.A.


                                       By:/s/ Andre Saint-Mleux
                                       Andre Saint-Mleux, Director and
                                       Chief Financial Officer



Dated: Jan 25, 2008                    nCRYPTONE S.A.


                                       By:/s/ Andre Saint-Mleux
                                       Andre Saint-Mleux, Chairman and
                                       Chief Executive Officer




                               (Page 7 of 8 Pages)

                             JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1), we, the undersigned signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.



Dated: Jan 25, 2008                    PROSODIE S.A.


                                       By:/s/ Andre Saint-Mleux
                                       Andre Saint-Mleux, Director and
                                       Chief Financial Officer



Dated: Jan 25, 2008                    nCRYPTONE S.A.


                                       By:/s/ Andre Saint-Mleux
                                       Andre Saint-Mleux, Chairman and
                                       Chief Executive Officer








                               (Page 8 of 8 Pages)